UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

May 8, 2006

Item 3.	News Release

The News Release dated May 8, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that following the announcement by First Quantum Minerals Ltd (“FQM”) on 1 May 2006 that FQM had acquired a controlling interest in the Company, John Bentley, Etienne Denis, Bernard Vavala and Patrick Walsh have resigned from office as non-executive Directors of the Company and Andrew Adams, Clive Newall, Philip Pascall, and Martin Rowley have been appointed in their places. Philip Pascall has succeeded Bernard Vavala as Chairman.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 9.	Date of Report

Dated at Vancouver, BC, this 8th day of May, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Board Changes

Trading: TSX and AIM: AAA

London, UK (May 8th, 2006)

Following the announcement by First Quantum Minerals Ltd (“FQM”) on 1 May 2006 that FQM had acquired a controlling interest in Adastra Minerals Inc (the “Company”), John Bentley, Etienne Denis, Bernard Vavala and Patrick Walsh have resigned from office as non-executive Directors of the Company and Andrew Adams, Clive Newall, Philip Pascall, and Martin Rowley have been appointed in their places. Philip Pascall has succeeded Bernard Vavala as Chairman.

Tim Read, President and Chief Executive Officer, commented “I would like to express the most profound thanks to Chairman Bernard Vavala and the other three retiring Directors for the enormous support that they have given to management over the past years. They have made a considerable contribution towards the realisation of value for shareholders.”

Following these changes with effect from 4th May 2006 the Board comprises Philip Pascall (Chairman), Andrew Adams, Paul MacNeill, Clive Newall, Bernard Pryor, Timothy Read and Martin Rowley.

The information required by AIM Rule 17 concerning the new directors is set out below.

Name	Age	Other Directorships or Partnerships (C = Current: P = Past directorship within last 5 years)
Philip K R Pascall	58	First Quantum Minerals Ltd (C)
Andrew B Adams	49	First Quantum Minerals Ltd (C) Aber Diamond Corporation (P) Tahera Diamond Corporation (C) Jaquar Nickel Corporation (C) SXR Uranium! Inc. (C)
G Clive Newall	56	First Quantum Minerals Ltd (C) Gemfields Resources plc (C)
Martin R Rowley	51	First Quantum Minerals Ltd (C)

There are no facts requiring disclosure under Schedule 2(g)(iii) to (viii) inclusive.

~ Ends ~

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

North America

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date May 8, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director